Intercontinental Business Park
Suite 322
15402 Vantage Parkway East
Houston, Texas 77032

281.219.4700
Fax 281.219.4710

October 3, 2005
File No. 1-31354
Attn: Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:          Response to Review Letter

Dear Mr. Decker:

Please find herein our responses ordered in the manner in which they were presented to the above reference for your review and consideration.

We appreciate the manner in which you are guiding us in our compliance with the applicable disclosure requirements and, more importantly, the presentation to our shareholders in our periodic filings.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

Comment 1. Where a comment below requests additional disclosures or other revisions, please show us your proposed revised disclosure in your response. With the exception of the comments below that specifically request an amendment, all revisions may be included in your future filings.

Response 1. We acknowledge your remarks. Please be advised that we have included revised language and tables where requested and/or applicable for you to view and which language and tables will be included in our future filings. We welcome any feedback you may have with respect to our proposed revisions.

Comment 2. Please note that each amendment to your Form 10-K or Forms 10-Q must include updated certifications in the exact form specified by Item 601 of Regulation S-K.

Response 1. We acknowledge your requirement.

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Liquidity and Capital Resources, page 11

Comment 3. Please disclose your commitments for capital expenditures as of December 31, 2004, including a description of each material commitment. In addition, please disclose how you anticipate funding these requirements. See Item 303(a)(2) of Regulation S-K.

Response 3. We did not have any specific commitments as of December 31, 2004 only general strategies that would require us to make capital expenditures on an as and when needed basis in carrying out such strategies, which expenditures were anticipated to be funded from short term loans by the Chairman of the Board. On December 31, 2004, we had fixed assets of $595,852. On March 31, 2005, we had fixed assets in the amount of $764,983, giving us capital expenditures for the quarter of $169,131. This total was comprised of (1) the assets acquired from LaPolla Industries, Inc. in the amount of $133,264; (2) purchases of office furniture, computers and software, equipment and leasehold improvements of $25,103 for Infiniti Products, Inc.; and (3) purchases of office furniture, computers and equipment $10,764 for IFT Corporation. All of the capital expenditures were either funded from the cash flow from operations and/or the Chairman of the Board.

Discontinued Operations, page 13

Comment 4. Please tell us more regarding the 2002 adjustment to eliminate the reserve related to your discontinued operations, including the nature of the contingency and the amount of the adjustment.

Response 4. Please review the disclosure below made in our Form 10-K for the Year Ended December 31, 2003 for clarification in response to your comment:

“Note 3. Discontinued Operations.

On April 14, 1999, the Board of Directors passed a unanimous resolution to discontinue the activities of Designer Wear, Inc. ("DWI") and ROK International, Inc. ("ROK"), retroactive for the year ended December 31, 1998. DWI and ROK were engaged in the acquisition of license agreements for the design, contract manufacturing, sale, and worldwide distribution of Branded Merchandise products.  Rainguard Roofing Corporation was acquired, effective January 1, 2001, primarily for the Company to field test its RSM Series™ flagship products, RSM-100™ and BlueMAX™, and generate revenue. The Company divested the roof contracting business, effective December 31, 2001, which is reflected in (Loss) from Discontinued Operations in the amount of $(1,662,183). A summary of the (loss) from discontinued operations for the years ended December 31,

	2003		2002		2001
Revenue	$	---	$	---	$1,352,463
Cost of Sales		---		---	1,949,212
Gross Profit (Loss)		---		---	(596,749)
Operating Expenses		---		1,021	1,065,434
Other Income		---		600,622	188,546
Income (Loss) from Discontinued Operations	$	---		599,601	(1,473,637)

During 2002, the Company evaluated all circumstances and that a period of five years had passed since any material communication relating to these commitments and contingencies, and decided that a commitments and contingency reserve was no longer required.”

Contractual Obligations, page 14

Comment 5. Please revise your table of contractual obligations to include the estimated interest payments on your debt. Because the table is aimed at increasing the transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response 5. The assumptions we made to derive these amounts relate to five long-term debt obligations that include four vehicle leases on IFT Corporation, and one equipment lease on Infiniti Products, Inc., books, respectively. The estimated interest payments remaining on this debt total $1,907.62 are included in our proposed revision below.

Proposed Revision 5.

Contractual Obligations

	Payments Due By Period
Contractual Obligations	Less Than 1 Year	1-3 Years	3-5 Years		More Than 5 Years		Total
Long-Term Debt Obligations	$24,582	$14,243	$	---	$	---	$38,825
Estimated Interest Payments on Long-Term Debt Obligations	1,221	687		---		---	1,908
Operating Lease Obligations	155,668	40,441		---		---	196,109
	$181,471	$55,371	$	---	$	---	$236,842

Item 15, Exhibits and Financial Statement Schedules: (a)2 Financial Statement Schedules, page 16

Comment 6. Please tell us where you have provided the disclosures required by Schedule II related to your allowance for doubtful accounts.

Response 6. Please see our disclosure extracted from Page F-14 Notes to Consolidated Financial Statements “Allowance for Doubtful Accounts” section presented below in response to your comment.

“Allowance for Doubtful Accounts

The Company currently has an allowance for doubtful accounts reserve. The amount reserved for doubtful accounts is $74,339 through December 31, 2004, and $358,607 as of December 31, 2003. The balance in the allowance for doubtful accounts was adjusted during 2004 to more accurately estimate those accounts that may be uncollectible. In the past, allowance for doubtful accounts applied a percentage to all customer balances in the 31-60, 61-90, and over 90 day balances, and those percentages were deemed in excess, therefore, new percentages have been applied and the result was a reduction in allowance for doubtful accounts of $168,239 after an adjustment in the fourth quarter of 2004; management believes these percentages more accurately depict the allowance for doubtful accounts as of December 31, 2004.”

Item 8 - Financial Statements

Report of Independent Registered Accounting Firm, page F-2

Comment 7. We note the statement that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board, “except as discussed in the following paragraph.” Please obtain a revised report from your independent accountant which states, in clear and unqualified language, that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board. Please file an amendment to your Form 10-K for the year ended December 31, 2004 that includes the revised report from your independent accountant.

Response 7. We have obtained a revised report from our independent accountant to be included in our proposed amended Form 10-K and which conforms to your requirement. See Exhibit 1.

Comment 8. Please also note that an explanatory paragraph included to describe the uncertainty about an entity’s ability to continue as a going concern should be presented after the opinion paragraph. See paragraph 12 of SAS 59. The revised opinion from your independent accountant included in your amended Form 10-K should conform to this requirement.

Response 8. The revised report from our independent accountant conforms to your requirement. See Exhibit 1.

Consolidated Balance Sheets, page F-4

Comment 9. You currently only disclose the 2003 allowance for doubtful accounts on the face of your balance sheet. If you choose to present the allowance for doubtful accounts on the face of your balance sheet, please present the amounts of the allowance for both years.

Response 9. We have included the 2004 allowance of $74,339 on the face of our Balance Sheet in our proposed revision below.

Proposed Revision 9.

IFT CORPORATION
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2004	2003
Assets
Current Assets:
Cash	$24,903	$42,718
Accounts Receivable (net of allowance for doubtful accounts of $74,339 and $358,607 for 2004 and 2003, respectively)	630,408	438,822
Inventory (Note 4)	249,039	743,104
Prepaid Expenses and Other Current Assets	41,053	30,499
Total Current Assets	945,403	1,255,143

Comment 10. Please present goodwill separately from any other intangible assets on the face of your balance sheet. Please also revise the title of the goodwill line item to avoid its confusion with other intangibles. See paragraphs 42 and 43 of SFAS 142.

Response 10. The Intangibles amount of $774,000 on page F-4 is comprised entirely from the acquisition of Infiniti Products, Inc. Also, please refer to Note 6 in the “Notes to Consolidated Financial Statements” for a further breakdown of the Goodwill and Intangibles. We have renamed “Intangibles” to “Goodwill” on page F-4 on the Balance Sheet as of December 31, 2004 and 2003 in our proposed revision below.

Proposed Revision 10.

IFT CORPORATION
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2004	2003
Assets
Other Assets:
Goodwill, Net (Note 6)	774,000	774,000
Notes Receivable	---	22,693
Deposits and Other Non-Current Assets	56,471	46,946
Total Other Assets	830,470	843,639

Comment 11. Please amend your filing to present the Reserve for Litigation line item consistently for all periods presented. The reserve for litigation as of December 31, 2003 is included in the Accounts Payable and Accrued Expenses line item. It is also unclear why you have referenced the reserve for litigation line item to note 3. Further, while the tabular detail in note 7 currently includes the litigation reserve for both periods, only the 2003 balance is included in Total Accounts Payable and Accrued Expenses. Please revise as appropriate.

Response 11(a). The Reserve for Litigation was $929,091 as of December 31, 2003 (See Note 7 - page F-18). The proposed amendment removes the $929,091 from the Accounts Payable and Accrued Expenses line item on page F-5 in the Current Liabilities section and places it next to the $540,000 Reserve for Litigation for 2004 line item. The 2003 total for Total Accounts Payable and Accrued Expenses is changed to $3,380,797, with a corresponding change to the Total Current Liabilities to $4,287,424, while the Total Liabilities remain the same. The references to Note 3 for the Reserve for Litigation and Note 7 for the Accounts Payable and Accrued Expenses - Discontinued Operations have been replaced with references to Note 11.

Proposed Amendment 11(a).

IFT CORPORATION
CONSOLIDATED BALANCE SHEETS
(CONTINUED)

	As of December 31,
	2004	2003
Liabilities and Stockholders' Equity (Deficit)
Current Liabilities:
Accounts Payable and Accrued Expenses (Note 7)	$1,654,821	$3,380,797
Accounts Payable and Accrued Expenses - Discontinued Operations (Note 11)	663,601	---
Current Maturities of Long-Term Debt (Note 8)	24,582	42,080
Short-Term Notes and Loans Payable (Note 9)	719,070	797,047
Due to Related Party	5,670,000	60,000
Deferred Income (Note 9)	---	7,500
Total Current Liabilities	8,732,074	4,287,424

Long-Term Debt (Note 9)	14,243	52,349
Reserve for Litigation (Note 11)	540,000	929,091

Total Liabilities	9,286,317	5,268,864

Response 11(b). Our proposed revision below to Note 7 in the Notes to Consolidated Financial Statements: (i) removes the “Accrued Litigation Reserve” line item along with its corresponding $540,000 and $929,091 amounts; (ii) leaves the total for 2004 at $1,654,821; and (iii) changes the total for 2003 to $3,380,797.

Proposed Revision 11(b).

Note 7. Accounts Payable and Accrued Expenses.

The following is a summary of accounts payable and accrued expenses for the years ending December 31,

	2004	2003
Accounts Payable	$1,183,812	$1,690,555
Accrued Interest Expense	306,908	---
Accrued Severance	11,250	143,899
Accrued Expenses	10,049	55,708
Accrued Sales Taxes	17,392	12,095
Accrued Other	122,922	93,524
Accrued Insurance	2,488	---
Accrued Dividends Payable	---	776,983
Accrued Warranty Reserve	---	608,033
Total Accounts Payable and Accrued Expenses	$1,654,821	$3,380,797

Response 11(c). Our proposed revision to the table in the Reserve section of Note 11 - Commitments and Contingencies to reflect data for the years ending 2003 and 2004 is presented below.

Proposed Revision 11(c).

Reserve

The following is a summary of the reserve established for commitments and contingencies for the year ending December 31,

	2004	2003
Accounts Payable and Accrued Expenses - Discontinued Operations	$663,601	$	---
Reserve for Litigation(1)	540,000		929,091
Total	$1,203,601		$929,091

(1)	The Reserve for Litigation decreased by $389,091 from $929,091 as of December 31, 2003 to $540,000 as of December 31, 2004 due to various litigation settlements during the year of 2004.

Comment 12. Given that the $5,670,000 due to a related party is due upon demand, it appears it should be reflected as a current liability as of December 31, 2004. We note that you have reflected it as current in the comparative December 31, 2004 balance sheets included in your 2005 Forms 10-Q. Please amend your Form 10-K for the year ended December 31, 2004 to present the related party loan as a current liability as of December 31, 2004.

Response 12. We have amended our Form 10-K accordingly. Refer to Proposed Amendment 11(a) above. See also Exhibit 1.

Consolidated Statements of Stockholders’ Equity, page F-7

Comment 13. You currently have presented statement of stockholders’ equity for the two years ended December 31, 2004. Please note that you are required to present statements of stockholders’ equity for each period for which an income statement is required, which would be each of the three years ended December 31, 2004. See Rule 3-04 of Regulation S-X. Please amend your Form 10-K to include this required information.

Response 13. The proposed amendment to our Form 10-K is presented below. See also Exhibit 1.

Proposed Amendment 13.

IFT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock Amounts
As of the Year Ended	Series A Shares (a)	Series B Shares	Series C Shares	Par Value $1.00
December 31, 2001	62,500	500,000	---	$555,035

Issuance of Common Stock	---	---	---	---
Issuance of Common Stock - Subscription	---	---	---	---
Issuance of Preferred Stock	---	---	423,281	423,281
Share Consolidation (1-for-10)	---	---	---	---
Conversion of Preferred Stock to Common Stock	---	---	(8,500)	(8,500)
Net (Loss)	---	---	---	---
Accrued Dividends on Preferred Stock and Other Adjustments	---	---	---	---

December 31, 2002	62,500	500,000	414,781	$969,816

IFT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(CONTINUED)

	Common Stock Amounts
As of the Year Ended	Shares	Par Value $.01	Additional Paid-In Capital
December 31, 2001	131,402,830	$1,314,028	$34,392,433

Issuance of Common Stock	869,521	8,695	1,071,559
Issuance of Common Stock - Subscription	---	---	---
Issuance of Preferred Stock	---	---	8,042,339
Share Consolidation (1-for-10)	(118,262,547)	(1,182,625)	1,182,625
Conversion of Preferred Stock to Common Stock	61,450	615	7,885
Net (Loss)	---	---	---
Accrued Dividend on Preferred Stock and Other Adjustments	---	---	---

December 31, 2002	14,071,254	$140,713	$44,696,841

IFT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(CONTINUED)

As of the Year Ended	Subscription Receivable	Accumulated (Deficit)	Total
December 31, 2001	$(1,200,000)	$(32,702,377)	$2,359,119

Issuance of Common Stock	---	---	1,080,254
Issuance of Common Stock - Subscription	1,200,000	---	1,200,000
Issuance of Preferred Stock	---	---	8,465,620
Share Consolidation (1-for-10)	---	---	---
Conversion of Preferred Stock to Common Stock	---	---	---
Net (Loss)	---	(10,843,735)	(10,843,735)
Accrued Dividend on Preferred Stock and Other Adjustments	---	(259,634)	(259,634)

December 31, 2002	---	$(43,805,746)	$2,001,624

Consolidated Statements of Cash Flows, page F-10

Comment 14. Your amended Form 10-K for the year ended December 31, 2004 should include a statement of cash flows that reports net cash provided by or used in operating, investing, and financing activities, including cash flows related to your discontinued operations. Please note that if you choose to separately reflect the cash flows related to your discontinued operations you must disclose the value of such cash flows included within each of the three categories separately. Such a presentation must also be consistent for each period presented. Please refer to paragraph 24 and footnote 10 of SFAS 95. Please also revise your liquidity discussion in your MD&A as appropriate.

Response 14. We believe our proposed amendment below conforms to your comment. We originally took the loss from discontinued operations and reflected the amounts for 2003 and 2002 below the financing section of the Statement of Cash Flows as a separate line item. According to our records, these amounts were directly related to only operating activities. Therefore, our proposed amendment relocates these amounts into the Cash Flows Operating Activities section, eliminates the original presentation below the financing section, and changes the Net Cash (Required) by Operating Activities totals to ($6,974,726) for 2003 and ($9,459,535) for 2002. Based on the foregoing, we believe our existing MD&A disclosure in the liquidity and capital resources section is appropriate.

Proposed Amendment 14.

IFT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
Cash Flows From Operating Activities
Net Income (Loss):
Continuing Operations	$(5,646,396)	$(4,805,585)	$(6,430,366)
Discontinued Operations	18,091	(5,883,978)	(4,174,109)
Adjustments to Reconcile Net (Loss) to Net Cash Provided
(Used) by Operating Activities:
Depreciation and Amortization	83,002	88,045	153,040
Impairment of Goodwill	---	837,011	---
Commitments and Contingencies	---	---	(600,622)
Disposition and Reduction in Value of Machinery and Equipment	18,568	613,390	217,787
Purchases of Inventory	---	640,688	---
Non-Cash Operating Activities:
Board of Director Fees	254,144	174,000	23,625
Interest		65,913	37,620
Legal Fees, Settlements and Other Services	(131,497)	6,000	54,750
Consultant Fees	75,500	---	160,575
Other Compensation	10,174	42,094	270,690
Changes in Assets and Liabilities:
Prepaid Expenses	(26,490)	110,423	57,281
Accounts and Loans Receivable	(175,650)	166,124	449,647
Inventory	494,065	325,943	(1,073,228)
Other Current Assets		1,484	(36,542)
Accounts Payable and Accrued Expenses	(1,221,882)	636,222	1,360,317
Deferred Income	(7,500)	7,500	70,000
Reserve for Litigation	540,000	---	---

Net Cash (Required) by Operating Activities	(5,715,871)	(6,974,726)	(9,459,535)

Comment 15. Please provide us with a reconciliation of the changes in accounts payable and accrued expenses reflected on the statement of cash flows to the amounts reported on the balance sheet for all periods presented. Please also revise your statement of cash flows to present the changes in accounts payable separately from the changes in accrued liabilities. Please refer to paragraph 29 of SFAS 95.

Response 15. The change in Accounts Payable and Accrued Expense totals for 2004, 2003 and 2002 are as follows:

	Accounts Payable	Accrued Expenses	Total Changes Form 10-K

2004	(480,106)	(741,776)	(1,221,882)
2003	(329,116)	965,338	636,222
2002	1,810,725	(450,408)	1,360,317

Note:	Parentheses around amounts indicates Cash Used by operating activities, whereas a positive amount is cash provided by operating activities.

We have separated the Accounts Payable and Accrued Expenses line item into two line items and list the amounts for each line item for each respective year under the Net Cash (Required) by Discontinued Operations” portion of the Statement of Cash Flows in our proposed revision below.

Proposed Revision 15.

IFT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
Cash Flows From Operating Activities
Net Income (Loss):
Continuing Operations	$(5,646,396)	$(4,805,585)	$(6,430,366)
Discontinued Operations	18,091	(5,883,978)	(4,174,109)
Adjustments to Reconcile Net (Loss) to Net Cash Provided
(Used) by Operating Activities:
Depreciation and Amortization	83,002	88,045	153,040
Impairment of Goodwill	---	837,011	---
Commitments and Contingencies	---	---	(600,622)
Disposition and Reduction in Value of Machinery and Equipment	18,568	613,390	217,787
Purchases of Inventory	---	640,688	---
Non-Cash Operating Activities:
Board of Director Fees	254,144	174,000	23,625
Interest		65,913	37,620
Legal Fees, Settlements and Other Services	(131,497)	6,000	54,750
Consultant Fees	75,500	---	160,575
Other Compensation	10,174	42,094	270,690
Changes in Assets and Liabilities:
Prepaid Expenses	(26,490)	110,423	57,281
Accounts and Loans Receivable	(175,650)	166,124	449,647
Inventory	494,065	325,943	(1,073,228)
Other Current Assets		1,484	(36,542)
Accounts Payable	(480,106)	(329,116)	1,810,725
Accrued Expenses	(741,776)	965,338	(450,408)
Deferred Income	(7,500)	7,500	70,000
Reserve for Litigation	540,000	---	---

Net Cash (Required) by Operating Activities	(5,715,871)	(6,974,726)	(9,459,535)

Note 1-Summary of Significant Policies, page F-12

General

Comment 16. Please disclose the types of expenses that you include in the cost of sales line item, the warranty costs, freight and other cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item or the warranty costs, freight and other cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•
In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses

Response 16. The Cost of Sales line item named Coatings, Sealants and Other Products includes all of those costs directly associated with the manufacturing of the finished goods for sale as well as the cost associated with the purchasing of finished goods for resale, and would include the cost of the materials to make the finished goods, payroll costs associated with individuals making the manufactured goods, as well as any in-bound freight and sales tax expense incurred when receiving the materials and/or finished goods into the manufacturing warehouses. The Warranty Costs, Freight and Other Cost of Sales includes items such as warranty costs (if any) on the products being sold, the outbound freight costs to ship to the customer, and other costs such as paint and sealant containers, labels, and other miscellaneous items that are indirectly used in the making of the manufactured goods and/or the packaging and shipping of the finished goods. Purchasing and receiving costs are included in the cost of sales line item. The internal transfer costs and the other costs of our distribution network are included in the Warranty Costs, Freight and Other Cost of Sales line item. Inspection and warehousing costs are included in Selling, General, and Administration line item of the Statement of Operations. Our proposed revisions to the applicable sections are presented below.

Proposed Revision 16(a).

Costs of Sales and Selling, General and Administrative Costs

The Cost of Sales line item Coatings, Sealants and Other Products includes all of those costs directly associated with the manufacturing of the finished goods for sale as well as the cost associated with the purchasing of finished goods for resale, and would include the cost of the materials to make the finished goods, payroll costs associated with individuals making the manufactured goods, and includes paint and sealant containers, labels and lids that are directly used in the making of the manufactured goods and/or the packaging of the finished goods. Purchasing and receiving costs, including in-bound freight and sales tax expense, if any, are included in the Cost of Sales line item. All inspection, warehousing and shipping costs are included in Selling, General, and Administration line item of the Statement of Operations.

Proposed Revision 16(b).

Cost of Sales: Our cost of sales increased $187,234 from $1,804,117 for the year ended December 31, 2003 to $1,991,350 for the year ended December 31, 2004. Our cost of sales for the year ended December 31, 2004 is comprised of $1,934,540 of direct product costs for Coatings, Sealants and Other Products, or 75.4% of related revenue, and $56,810 of warranty costs, freight and other costs of sales. This is compared to cost of sales of $1,804,117 for the year ended December 31, 2003 and is comprised of $1,753,685 of direct product costs for Coatings, Sealants and Other Products, or 72.9% of related revenue, and $50,432 of warranty costs, freight and other costs of sales. The increase of $187,234 in cost of sales, and increase of $158,624 in sales resulted in a decrease of 2.5% in gross profit from December 31, 2003 to December 31, 2004. Our gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like us exclude a portion of them from gross margin, including them as a line item, such as selling, general and administrative expenses. These items would include inspection and warehousing costs.

Comment 17. Please revise to include the disclosure required by paragraph 14 of FIN 45 for each period presented.

Response 17. Our proposed revision is presented below.

Proposed Revision 17.

Warranty Reserve

The Company previously established a warranty reserve calculated at 3% of revenue, which warranty reserve was eliminated based on the discontinuation of its RSM Technologies, Inc. business operations in 2004. The following is a reconciliation of the changes in the Company’s aggregate product warranty liability for the years ended December 31, 2004 and 2003:

	2004		2003
Accrued Liability at Beginning of Period		$608,033	$129,962
Payments Made		(143,729)	(233,298)
Costs Recognized for Warranties During Period		75,695	88,631
Changes in Estimates for Preexisting Warranties(*)		(539,000)	622,738
Accrued Liability at End of Period	$	---	$608,033

(*)
On November 5, 2004, pursuant to resolution of the Board of Directors, the Company discontinued the operations of its RSM Technologies, Inc. subsidiary. The Company’s consolidated financial statements and related notes have been recast to reflect the financial position, results of operations and cash flows of RSM Technologies, Inc. as a discontinued operation.

Goodwill and Purchased Intangible Assets, page F-13

Comment 18. Please provide us with the analysis supporting your conclusion that goodwill related to the Infinit[i] acquisition was not impaired as of December 31, 2004 and as of March 31 and June 30, 2005. Please identify each of the significant assumptions used in your analysis and explain the basis for each such assumption.

Response 18. When we acquired Infiniti in September 2001, it was a thriving small local distributor which business model was to be used as a footprint for distribution of our former RSM Products. Shortly after acquiring Infiniti, however, we started using an already established regional distributor for our former RSM Products. We had also invested in Infiniti for the purpose of diversifying our business as Infiniti had its own proprietary technologies and products. However, our primary focus had continually been on our former RSM Products, which was a constant drain on our cash flow that left Infiniti submerged. We made a complete assessment of our continuing operations with Infiniti prior to discontinuing the operations of our RSM Technologies, Inc. subsidiary and determined that Infiniti had incredible future value. The critical factors in making our determination were that it had most of its original customers, the original officers still maintained their employment and relationships with these customers, the original Infiniti technologies and products acquired were still being sold and used successfully by contractors, the sales and marketing prospects with North America’s largest home improvement retail business, Sherwin Williams, was thriving, new proprietary product ideas were close to completion for markets identified for not only Sherwin Williams but also other national markets, almost all of the original employees prior to the acquisition were still employed, the environmentally conscious acrylic based white coatings market is booming with the Nation’s focus on Energy Conservation, the paradigm shift to becoming a manufacturer in addition to being a distributor, and review of the overall product mix margins. As you and our shareholders can now see from the manner in which we have reengineered our overall company, especially with the additional acquisition of LaPolla, we believe and continue to believe that the value currently carried for our investment in Infiniti and LaPolla is sound. We continue to streamline our operations, monitor costs, make sales, collect monies, develop products, deliver customer service, and increase margins. Therefore, we believe just as strongly today as we did in the periods in question, that no permanent impairment of Infiniti or LaPolla exists.

Revenue Recognition, page F-13

Comment 19. Please revise your disclosure to clarify your revenue recognition policy for each significant sales channel, including stocking distributors. Please also disclose the shipping terms, customer acceptance or return provisions by channel. Tell us your policy as to replacement of goods damaged or lost in transit.

Response 19. Our significant sales channels include direct sales, stocking distributors, independent representatives, and retail outlets. Shipping terms vary depending on quantity and negotiated prices. Typically, full truck loads of materials shipping from any of our facilities will be FOB to the customers (which include contractors, stocking distributors and retail outlets) desired ship to address anywhere within the contiguous United States.  Less than truck load orders may ship from either our leased facilities or one of several public warehouses utilized across the nation. Freight costs are typically calculated into the selling price or prepaid by us and passed through directly to the customer.  Customer acceptance of an order is facilitated by signing a bill of lading upon arrival, or pick up, of the material and a physical inspection of the condition of the containers for obvious damage.  If the containers appear to be undamaged, and the quantities and packaging is as ordered, the customer will accept possession of the materials.  If there appears to be potential damage to containers, or deliveries are not packaged as specified, or the quantities do not match the specified order, the order may be rejected.  Once material is taken into the possession of any freight line or transporter, it then becomes the responsibility of that carrier to assure a safe delivery of goods and undamaged goods. Our return policy is clear that no returns are accepted unless an order is appropriately rejected. Orders lost in transit or damaged are the responsibility of the carrier. We may make an occasional exception to this general policy for customer service reasons. Our proposed revision is presented below.

Proposed Revision 19.

Revenue Recognition

Revenue is recognized from the sale of Coatings, Sealants and Other Products when delivery has occurred (the risk and title to the product transfers to the customer at the time shipment is made), the sales price is fixed or determinable, and collectibility is reasonably assured. The Company’s sales channels include direct sales, stocking distributors, independent representatives and retail outlets. Products are usually shipped FOB plant to customers (customers include contractors, stocking distributors and retail outlets) or from public warehouses stocked across the nation by the Company. Sales returns and allowances are not a business practice in the industry. Amounts billed for shipping and handling fees are classified as sales in the Consolidated Statement of Operations. Costs incurred for shipping and handling are classified as Selling, General and Administrative Expenses.

Net Loss per Common Share, page F-14

Comment 20. Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

Response 20. The number of antidilutive shares by each type of security and our proposed revision are provided below:

	Number of Shares		Type of Security
2004	116,321		Stock Options
	2,250	(1)	Restricted Common Stock (1)

2003	239,025		Stock Options
	2,250	(1)	Restricted Common Stock (1)
	6,171,744	(2)	Restricted Common Stock (2)

2002	521,283		Stock Options
	2,250	(1)	Restricted Common Stock (1)
	1,677,531	(2)	Restricted Common Stock (2)
	750,000	(3)	Restricted Common Stock (3)
            ________
(1)	These shares are issuable upon conversion of the issued and outstanding Series A Convertible Preferred Stock.
(2)	These shares are issuable upon conversion of the issued and outstanding Series C Convertible Preferred Stock.
(3)	These shares are issuable upon conversion of the issued and outstanding Series B Convertible Preferred Stock.

Proposed Revision 20.

Net (Loss) Per Common Share

The Company accounts for (loss) per share in accordance with Statement of Financial Accounting Standard 128 ("SFAS 128") "Earnings Per Share". Basic (loss) per share is based upon the net (loss) applicable to common shares after preferred dividend requirements and upon the weighted average number of common shares outstanding during the period. Diluted (loss) per share reflects the effect of the assumed conversions of convertible securities and exercise of stock options only in the periods in which such effect would have been dilutive. The conversion of securities (preferred stock) convertible into 2,250, 6,173,994 and 2,429,781, respectively, shares of common stock and the exercise of 116,321, 239,025, 521,283 stock options, respectively, for 2004, 2003, and 2002, respectively, were not assumed in the calculations of net (loss) per common share because the effect would have been antidilutive.

Comment 21. Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Response 21. The shares of restricted stock issuable for little or no cash consideration, except for those issued but not treated as outstanding under our Director Compensation Plan (f/k/a the “2002 Non-Employee Director Restricted Stock Plan”)(“Director Plan”), have been considered outstanding and included in our computation of basic earnings (loss) per share as of the date that all necessary conditions have been satisfied. Although the Company issues shares of restricted common stock under the Director Plan, the Company retains possession of the actual certificates representing the shares of restricted common stock issued thereunder pursuant to the terms and conditions set forth in the Director Plan, until such time that all of the necessary conditions have been satisfied. As soon as the necessary conditions are satisfied, the Company records on its books and records the fair market value and then delivers the actual certificates to the respective directors. Since the shares of restricted common stock issued under the Director Plan are issued with restrictions and retained by the Company (not delivered and thus not returnable), we do not treat them as contingently issuable shares and thus, do not include them in our basic or diluted earnings (loss) per share calculations.

Allowance for Doubtful Accounts, page F-14

Comment 22. Please tell us more regarding your fourth quarter adjustments to the allowance for doubtful accounts. Please tell us how the amount of the adjustment was determined and describe in detail how you now determine your allowance for doubtful accounts. Please also tell us about the basis for your new methodology.

Response 22. The previous allowance for doubtful accounts from the past were unusually high based on the volatility of the former operations of RSM Technologies, Inc. Due to the operations of RSM Technologies, Inc. being discontinued during the fourth quarter of 2004, there was no longer any reason to keep this high reserve in the allowance for doubtful accounts for the continuing operations. Additionally, all of the accounts receivable in the amount of $505,532 related to RSM Technologies, Inc. were written off during 2004, thus, no allowance for doubtful accounts had to be maintained for RSM Technologies, Inc. anymore. The continuing operations of Infiniti Products, Inc. involved internal personnel making collection calls to customers in a timely fashion from November 2004 forward, therefore, the expected bad debt reserve for the future looked to be substantially less than the reserves of the past since most of Infiniti Products, Inc. receivables were considered collectible as of December 31, 2004. As of December 31, 2004, the allowance for doubtful accounts balance of $74,339 was determined by using a percentage against the accounts receivable aging periods of 1-30, 31-60, 61-90, and 90+. These percentages were applied as follows: (i) 1-30 = 0%; (ii) 31-60 = 5%; (iii) 61-90 = 15%; and (iv) 90+ = 35%. Allowance for doubtful accounts is calculated in 2005 as follows: (i) LaPolla Industries, Inc. - Branch 1 - Arizona: (a) Allowance for Doubtful Accounts is 2.5% of Accounts Receivable, same percentage is used for all aging buckets; and (b) Customers generally pay on time, and collection calls are responded to in a successful manner; and (ii) LaPolla Industries, Inc. - Branch 2 - Florida (f/k/a Infiniti Products, Inc.): (a) Allowance for Doubtful Accounts is 10% of Accounts Receivable, same percentage is used for all aging buckets; (b) Sherwin Williams customers pay 100% of the time and are deducted from the accounts receivable totals before applying the 10% to derive the allowance for doubtful accounts amount; and (c) Allowance for Doubtful Accounts % is higher for Branch 2 - Florida than for Branch 1 - Arizona due to Florida’s bad debt write-off’s and provisions of the past.

Recently Adopted Accounting Standards, page F-15

Comment 23. You disclose that you adopted the provisions of SFAS 151 in the fourth quarter of 2004. However, you have also included SFAS 151 in the section titled “New Accounting Standards Not Yet Adopted” on page F-14. Please revise your disclosure to clarify whether or not you have adopted SFAS 151.

Response 23. We adopted SFAS 151 in the fourth quarter of 2004. We will eliminate the extraneous disclosure in the “New Accounting Standards Not Yet Adopted” section on page F-14 from our future presentations.

Note 3 - Discontinued Operations, page F-16

Comment 24. We note that “[t]he (loss) of discontinued operations include allocations of certain of the Company’s expenses to those operations.” Please tell us the allocated amounts for each period presented. In addition, please tell us how the inclusion of allocations of corporate expenses is consistent with the requirement that results of operations of a component be presented as discontinued operations only if the operations and cash flows of the component have been, or will be, eliminated from the ongoing operations of the entity as a result of the disposal transaction. Please refer to paragraph 42 of SFAS 144.

Response 24. We acknowledge that the language noted in your comment is inconsistent. Our proposed revision is presented below.

Proposed Revision 24.

“Note 3. Discontinued Operations

On November 5, 2004, the Company discontinued the operations of its RSM Technologies, Inc. business. RSM Technologies, Inc. consisted of two products lines: Application Systems and Coatings. The consolidated financial statements and the related notes contained herein have been recast to reflect the financial position, results of operations and cash flows of RSM Technologies, Inc. as a discontinued operation. RSM Technologies, Inc. was accounted for as a separate legal entity and the following selected financial data for the discontinued operations is presented as such.

The following tables set forth, for the periods indicated, selected financial data of the Company’s discontinued operations.

Selected Financial Data for Discontinued Operations

Statement of Loss Data

	Year Ended December 31,
	2004	2003	2002
Revenue	$475,785	$1,571,317	$2,549,610
Gross Profit (Loss)	84,568	(1,087,620)	184,237
Operating Expenses	3,207,333	5,379,879	4,597,606
(Loss) from Discontinued Operations	$(3,122,765)	$(6,467,499)	$(4,413,369)

Comment 25. Please confirm that the only assets or liabilities of the disposal group were $663,00[1] in current liabilities as of December 31, 2004 and no assets or liabilities as of December 31, 2003 or amend your filing to comply with paragraph 46 of SFAS 144.

Response 25. We confirm that the only liabilities of the disposal group were $663,001 in the Accounts Payable and Accrued Expenses - Discontinued Operations account of the Current Liabilities section as of December 31, 2004.

Comment 26. Please review your disclosure to comply with the requirements of paragraph 20 of SFAS 146, including a rollforward of accrued severance cost, if applicable.

Response 26. All expenses related to the discontinued operations of RSM Technologies, Inc. were expensed during 2004. The Accrued Severance liability balance as of December 31, 2004 in the amount of $7,870 was continuously decreased as we paid former employees their severance pay during 2005. The balance was eliminated to zero as of April 30, 2005, where no former employees were due any severance pay from any of the surviving companies.

Note 5 - Machinery and Equipment, page F-17

Comment 27. Please provide us with a rollforward of machinery and equipment for each of the periods presented. For the disposition of machinery and equipment in 2004 please provide us with additional information to help us understand the determination of $18,568 loss recognized, including the carrying value, gross and net of accumulated depreciation, of the machinery and equipment disposed of and the consideration received in addition to the $2,100 in cash reflected on the statement of cash flows.

Response 27. Please see attached documentation for rollforward of machinery and equipment for 2004. See Exhibit 2.

Note 11 - Commitments and Contingencies, page F-22

Comment 28. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5(n) of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is correct, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response 28. There were no step rent provisions or escalation clauses or capital improvement funding or other lease concessions in our leases for the periods presented.

Comment 29. Please include the disclosures required by paragraphs 16(c) and (d) of SFAS 13 regarding your operating leases.

Response 29. Based on our Response 28 above, we believe that our existing disclosure with respect to our operating leases is appropriate.

Comment 30. Please tell us how you have accounted for the deposit being held by Trammell Crow Company that was applied to the remaining lease payments due through October 2005.

Response 30. As of December 31, 2004, the Trammel Crow Company was in possession of $22,620.97 worth of rent deposits broken down as follows: (1) First Deposit - $20,025.73 and (2) Second Deposit - $2,595.24, for Total Deposits of $22,620.97. During the first quarter of 2005, a previous overpayment of $317.99 was added and two monthly payments of $2,053.96 were subtracted for February and March and were applied against the total deposit amount of $22,620.97, leaving a balance of $18,831.04 in deposits still due from the Trammel Crow Company. After applying the remaining seven payments of $2053.96 totaling $14,377.72 against the $18,831.04 Deposit account balance, a remaining balance was still due from Trammel Crow Company in the amount of $4,453.32 which remained in the Deposit account as of March 31, 2005. This $14,377.72 amount was then reclassified as Prepaid Rent as of March 31, 2005, and the Accrued Expenses account was restated to reflect this exact amount as well. Starting in April of 2005, the following journal entry was and will be made every month with the last entry being made in October of 2005, bringing all balances to zero in regards to the Trammel Crow Company: (1) Debit - Accrued Expenses = $2,053.96; and (2) Credit - Prepaid Rent = $2,053.96. The $4,453.32 deposit was paid by Trammel Crow Company to us during August of 2005, bringing the Deposit account to zero.
Comment 31. Please provide us with a listing, summarized by major category, of the types and amounts of liabilities included in the Accounts Payable and Accrued Expenses for Discontinued Operations.

Response 31. The breakdown of the balance of $663,601 for Accounts Payable and Accrued Expenses for Discontinued Operations is as follows: (a) Accounts Payable = $605,731; (b) Accrued Severance = $7,870; and (c) Accrued Workers Compensation = $50,000.

Comment 32. Please tell us the nature of your litigation reserve and the basis for its determination as of December 31, 2004 and 2003. Please tell us whether this reserve is related to the settlement discussed under Legal Proceedings (a) - Ponswamy v. Urecoats Int’l. In this regard, we note that you cannot determine an outcome for any of the outstanding lawsuits discussed in note eleven.

Response 32. We established a reasonable litigation reserve estimate based on a collaborative review of threatened and pending litigation between management, in-house and outside legal counsels for each respective year. Part of the reserve was related to the confidential settlement discussed in Note 11.

Note 13 - Securities Transactions, page F-24

Comment 33. Please tell us more regarding the nature of the adjustments discussed in note 13(j) and your accounting for them.

Response 33. There were four transactions concerning this disclosure: (1) We entered into a confidential legal settlement that involved the return of an aggregate of 292,241 shares of common stock previously issued for consulting and employment related services over a four year period ending March 1, 2001. The common stock returned was valued and recorded in the aggregate at $131,508.45; (2) We discovered that 1,109 shares of common stock issued to a former officer that resigned in 2001 were inadvertently not recorded. The common stock was valued and recorded using the $.01 par value per share for a total of $11.09; (3) We made a 61 common stock conversion fraction aggregate share adjustment for a total of $.61; and (4) We adjusted the number of shares of restricted common stock originally purchased in connection with a private placement in 2003 to a lesser amount due to the subscriber not paying for all of the shares subscribed for, which reduced the amount of the discount applicable to the particular transaction and thus, the number of shares of restricted common stock purchased thereby. The number of shares of common stock essentially returned was 36,459 shares, which was valued and recorded at $364.59.

Note 16 - Concentrations of Credit Risk, page F-29

Comment 34. Please tell us more regarding your new receivables management arrangement. Please also tell us how you intend to account for the arrangement, including the premium paid to the counter-party. In addition, tell us what consideration you gave to the provisions in paragraphs nine through 15 of SFAS 140, which discuss sales of assets to third parties. Tell us whether the transfers pursuant to the arrangement constitute sales or financing transactions. Please also tell us how you intend to reflect the transfers on the balance sheet and classify the related cash flows on the statement of operations.

Response 34. We entered into a written agreement with Euler Hermes that states they will insure our Accounts Receivable balances for each customer they approve, and we will pay them a premium each year to provide us with this service. This will allow us to be paid ninety cents on every dollar that is not collectible from our customers. For example, If Euler Hermes approves one of our customers for a $5,000 credit limit, and that customer fails to pay within a certain time frame, Euler Hermes will pay us $4,500 ($5,000 x $.90). Most of our old customers with existing balances are covered, and every new potential customer must fill out a credit reference document that may be faxed over to Euler Hermes for consideration. Euler Hermes then checks, verifies, and approves/disapproves each customer’s application, and sets a credit limit as to the amount of the receivables for that particular customer they are willing to insure. If we feel that the credit limit that Euler Hermes sets for a particular customer is not high enough, we may use our subjective judgment in providing a higher credit limit to that customer. However, if the customer account becomes uncollectible, Euler Hermes is only responsible for the portion they insured, and we are liable for the excess, which would be a bad debt write-off. This is not a factoring of receivables, nor have we sold any of our assets to third parties, and we believe the premium should be expensed over the appropriate periods involved through the Statement of Operations.

Note 17 - Securities Capitalization, page F-29

Comment 35. Please tell us how the number of available shares is computed in your securities capitalization table. For example, in regards to Series C preferred stock, it is unclear why only 62,105 shares are available given that 750,000 shares are authorized and no shares are issued and outstanding or reserved.

Response 35. According to our SEC Legal Counsel, we are only allowed to issue and count preferred stock once and then in order to be able to use it again, it must be reconstituted. For example, we sold 687,895 shares of our Series C Convertible Preferred Stock out of the 750,000 shares authorized under the Certificate of Designation of Preferences of Series C Convertible Preferred Stock. All of the 687,895 shares were converted into restricted common stock either by the Holder or on the Mandatory Conversion Date prior to the end of the 2004 year. Therefore, as of December 31, 2004, we did not have any Series C Convertible Preferred Stock issued and outstanding, however, we have available for issuance the unused 62,105 shares under the authorization. Our proposed revision is presented below.

Proposed Revision 35.

Note 19. Securities Capitalization.

The following table provides information relating to the Company's common and preferred stock capitalization as of December 31, 2004:

			Preferred
Shares	Common		Series A	Series B	Series C	Total of Series A, B and C
Authorized	60,000,000		750,000	500,000	750,000	2,000,000
Issued and Outstanding	32,014,369		(62,500)	---	---	(62,500)
Converted	---		(687,500)	(500,000)	(687,895)	(1,875,395)
Reserved	1,301,014	*	---	---	---	---
Available	26,684,617		---	---	62,105	62,105

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

General

Comment 36. Please address the above comments in your interim filings as applicable.

Response 36. We acknowledge your comment and note the following:

1.	Refer to our Response 10 and Proposed Revision 10 to your Comment 10 (We do not have any other intangibles other than Goodwill at this time and will use that label on the face of our Balance Sheets).
2.	Refer to our Response 15 and Proposed Revision 15 to your Comment 15 (We will separate the Accounts Payable and Accrued Expenses line items in our Statement of Cash Flows).
3.	Refer to our Response 16 and Proposed Revision 16(b) to your Comment 16 (We will include the Cost of Sales disclosure in the Results of Operations section of our MD&A).
4.	Refer to our Response 20 and Proposed Revision 20 to your Comment 20 (We will include the number of antidilutive shares by each type of security for the periods presented in our applicable footnote).

Item 1 - Financial Statements

Consolidated Statement of Operations, page 5

Comment 37. Please provide us with additional information to help us understand why you did not incur warranty costs, freight or other cost of sales during the quarter ended June 30, 2005.

Response 37. We incurred $18,107 in freight costs and included that amount in the Coatings, Sealants and Other Products line item. It was our intent to eliminate from our presentation the entire Warranty Costs, Freight and Other Cost of Sales line item. The total Cost of Sales amount did not change. Our proposed revision combining the amounts originally included under the Warranty Costs, Freight and Other Cost of Sales line item into the Coatings, Sealants and Other Products line item for the three and six months ended June 30, 2005 is presented below.

Proposed Revision 37.

IFT CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Revenue:
Coatings, Sealants and Other Products	$5,206,176	$586,629	$7,663,829	$1,047,527
Total Revenue	5,206,176	586,629	7,663,829	1,047,527

Cost of Sales:
Coatings, Sealants and Other Products	4,099,814	448,390	6,203,916	798,913
Total Cost of Sales	4,099,814	448,390	6,203,916	798,913

Note 2 - Recently Adopted Accounting Standards, page 7

Comment 38. Please note that paragraph 69(a) of SFAS 123R requires that public companies, like you, that do not file as small business issuers to adopt SFAS 123R as of the beginning of the first interim or annual period that begins after June 15, 2005. Your current disclosure appears to be based on an assumption that paragraph 69(b) of SFAS 123R applies to all public companies that meet the requirements to file as small business issuers, which is not the case. Please revise your disclosure accordingly and confirm that adopted SFAS 123R effective July 1, 2005.

Response 38. We confirm that we adopted SFAS 123R effective July 1, 2005. Our proposed revision is presented below.

Proposed Revision 38.

Note 2. Recently Adopted Accounting Standards.

In December 2004, Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), was issued. SFAS 123R is effective for entities that do not file as small business issuers as of the beginning of the first interim or annual period that begins after June 15, 2005. SFAS 123R requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. SFAS 123R sets accounting requirements for measuring, recognizing and reporting share-based compensation, including income tax considerations. In general, SFAS 123R does not express a preference for a type of valuation model for measuring the grant date fair value, generally requires equity- and liability-classified awards to be recognized in earnings over the requisite service period, generally the vesting period for service condition awards, allows for a one-time policy election regarding one of two alternatives for recognizing compensation cost for grant awards with graded vesting, and requires the use of the estimated forfeitures method. The Company adopted reporting under SFAS 123R, effective July 1, 2005 and began recognizing the cost of equity-based compensation using the modified prospective application method, whereby the cost of new awards and awards modified, repurchased or cancelled after the required effective date and the portion of awards for which the requisite service has not been rendered (unvested awards) that are outstanding as of the required effective date are recognized as the requisite service is rendered on or after the required effective date.

Note 3 - Going Concern, page 7

Comment 39. Please show us how you calculated a working capital deficit of $6,145,041. Please also note that the listed excess of liabilities over assets of $3,362,789 is incorrect.

Response 39(a). The working capital deficit has been recalculated as follows: Total Current Liabilities of $ 10,567,636 minus Total Current Assets of $ (4,397,121) equals Working Capital Deficit of $ 6,170,515. The excess of liabilities over assets has been recalculated as follows: Total Liabilities of $ 10,713,245 minus Total Assets of $ (7,324,982) equals Excess of Liabilities over Assets of $ 3,388,263.

Proposed Revision 39.

Note 3. Going Concern.

While the accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has experienced significant recurring operational losses and negative cash flows from operations and at June 30, 2005 had an accumulated deficit, net of dividends, of $63,733,745, a working capital deficit of $6,170,515 and its total liabilities exceeded its total assets by $3,388,263.

Note 11 - Business Segment Information, page 9

Comment 40. Please provide us with additional information to help us understand your internal structure and tell us about the information reviewed by the chief operating decision-maker. Please tell us whether results are evaluated based on distribution channel such as Retail and Commercial/Industrial. Please also describe your internal operational and reporting structure and organization.

Response 40. Effective October 1, 2005, our former wholly-owned subsidiary, LaPolla Industries, Inc., merged with and into IFT Corporation, with IFT Corporation being the surviving corporation. See Exhibit 3. We are in the process of preparing a Form 8-K to disclose this transaction to our shareholders and public at large. Based on the foregoing, we will no longer be reporting any business segments in the notes to our financial statement. For the third quarter ended September 30, 2005, we still intend to include the Corporate and LaPolla Products business segments, however, with a notation to the effect that business segment reporting will cease after the third quarter of 2005. We are also in the process of preparing an Information Statement to send to our shareholders explaining the change of the name of the corporation to LaPolla Industries, Inc. in connection with the merger, which name change is expected to become effective on or before October 31, 2005. We have included an organizational chart to facilitate your understanding of our single entity as of October 1, 2005. See Exhibit 4. It is anticipated that our results of operations will be evaluated by: (a) salesperson, (b) products, (c) commercial/industrial and retail market divisions, and (d) roofing, concrete, wall, and equipment product categories. Therefore, the use of the “Coatings, Sealants and Other Products” line item on our Statement of Operations will best depict the actual financial information evaluated by us to assess performance and allocate resources at this time.

Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 11

Comment 41. Please discuss in greater detail the business reasons for the changes between periods in revenue, cost of sales, selling, general and administrative expenses, and professional fees. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in relation to revenue, disclose how much of the increase was due to sales recognized from and after your acquisition of LaPolla, Infiniti sales prior to merging with LaPolla, and increases in sales volumes for LaPolla products. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Response 41. On February 11, 2005, LaPolla Industries, Inc. was acquired by IFT Corporation, leading to the significant increases in revenues and costs during the first and second quarters. On April 1, 2005, Infiniti Products, Inc. and LaPolla Industries, Inc. merged together, with LaPolla Industries, Inc. being the surviving entity. Below you will find a breakdown between Infiniti and LaPolla for both the first and the second quarters of 2005.

Breakdown for the First Quarter of 2005 between Infiniti and LaPolla

Description of Account	Infiniti Products 1st Qtr 2005	LaPolla Industries 1st Qtr 2005 (1)
Revenues	$799,815	$1,657,838
Cost of Goods Sold	$569,706	$1,534,396
Gross Profit	$230,109	$123,442

Selling, General &Administrative	$392,866	$534,524
Professional Fees	$75	$19,117
Depreciation	$6,656	$2,075
Consulting Fees	$12,445	$10,558
Other (Income) Expense	$3,565	$4,485

Operating Income (Loss)	$(185,498)	$(447,317)

(1) Note: (LaPolla figures are only from February 11, 2005 through March 31, 2005)

Infiniti reported $799,815 of revenues for the first quarter of 2005, which represented a 28% increase over Infiniti’s normal quarterly revenues, which was attributable to additional sales staff and a new marketing program. The increase in gross profit for Infiniti for the first quarter of 2005 was due to sales of products manufactured by Infiniti, which were previously manufactured for Infiniti from outside toll blenders at a higher cost.

Breakdown for the Second Quarter of 2005 between LaPolla - Florida and LaPolla - Arizona

Description of Account	LaPolla - Florida 2nd Qtr 2005		LaPolla - Arizona 2nd Qtr 2005
Revenues		$1,152,813	$4,053,363
Cost of Goods Sold		$941,366	$3,158,448
Gross Profit		$211,447	$894,915

Selling, General &Administrative		$449,429	$622,201
Professional Fees	$	---	$47,935
Depreciation		$7,381	$8,503
Consulting Fees		$5,904	$20,527
Other (Income) Expense		$532	$(14,578)

Operating Income (Loss)		$(251,799)	$(210,327)

For the first two quarters of 2005, we experienced a $5,711,201 increase in sales, which was directly attributable to the acquisition of LaPolla and sales related to our newly acquired Arizona branch and a corresponding increase in cost of goods sold of $4,692,844, yielding an additional gross profit of $1,108,357.

FORM 8-K/A FILED APRIL 27, 2005

Selected Unaudited Pro Form Consolidated Financial Data for Financial Statements, page PF-1

General

Comment 42. The following comments require that you amend your Form 8-K/A filed April 27, 2005. Please revise your pro forma financial information, the related notes and the introductory paragraph to the pro forma financial information to comply with our comments and file the revised pro forma financial information as an amendment to your Form 8-K/A.

Response 42. We acknowledge your remarks and revisions will be made as applicable. See Exhibit 5.

Pro Forma Consolidated Balance Sheet, page PF-2

Comment 43. You disclose that the unaudited pro forma balance sheet and statement of operations of IFT and LaPolla give effect to the acquisition by IFT of LaPolla as if it had occurred on December 1, 2004 and November 1, 2003. Please note that your pro forma balance sheet should be as of December 31, 2004 for IFT and October 31, 2004 for LaPolla and reflect the acquisition as if it occurred on December 31, 2004. Please see Rules 11-02(c)(1) and 11-02(b)(6) of Regulation S-X.

Response 43. Our proposed revision to the introduction is presented below. See also Exhibit 5.

Proposed Revision 43.

The following unaudited pro forma consolidated balance sheets are based on the historical financial statements of IFT Corporation and its subsidiaries (“IFT”) as of December 31, 2004 and LaPolla as of October 31, 2004, after giving effect to IFT’s acquisition of LaPolla, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma consolidated financial statements, as if it occurred on December 31, 2004.

Comment 44. Please tell us why you believe recording the deferred tax asset of $60,000 in the purchase accounting for LaPolla is consistent with paragraph 38 of SFAS 141. Please revise or advise. If you continue to believe the asset is appropriate, please provide us with a calculation of the value of the asset consistent with paragraph 38 of SFAS 141 and paragraph 30 of SFAS 109.

Response 44. The $60,000 deferred tax benefit as of October 31, 2004 for LaPolla has been eliminated from the presentation in conformity with paragraph 38 of SFAS 141. See Exhibit 5.

Comment 45. It is also unclear why your pro forma financial statements indicate that $60,000 of LaPolla’s accumulated deficit is being acquired. Please revise to eliminate LaPolla’s accumulated deficit in the pro forma financial statements.

Response 45. The accumulated deficit in the pro forma financial statements has been eliminated. See Exhibit 5.

Comment 46. In the pro forma column inventory and deferred tax benefit appear to be switched. Please revise accordingly.

Response 46. The inventory and deferred tax benefit amounts have been corrected in the revised filing. See Exhibit 5.

Pro Forma Consolidated Statement of Operations, page PF-3

Comment 47. Your pro forma statement of operations should reflect the transaction as if it occurred at the beginning of the fiscal year presented, which is January 1, 2004. Please refer to Rule 11-02(b)(6) of Regulation S-X. We note that your presentation of LaPolla’s results of operations for the twelve months ended October 31, 2004 is consistent with Rule 11-02(c)(3) of Regulation S-X.

Response 47. Our proposed revision to reflect the transaction as if it occurred at the beginning of the fiscal year presented, January 1, 2004 is presented below. See also Exhibit 5.

Proposed Revision 47.

The unaudited pro forma consolidated statements of operations of IFT and LaPolla for the years ended December 31, 2004 and October 31, 2004, respectively, are presented as if the acquisition had taken place on January 1, 2004.

Comment 48. Please revise your pro forma statement of operations to exclude discontinued operations. Please refer to Rule 11-02(b) of Regulation S-X.

Response 48. Discontinued operations has been eliminated from the revised filing. See Exhibit 5.

Comment 49. Please revise your pro forma statement of operations to consistently present interest expense in the interest expense line item. In this regard, the interest expense line item for IFT reflect[s] no interest expense, while the interest expense for the year ended December 31, 2004 was $391,912.

Response 49. Interest expense for IFT Corporation has been added to the revised filing. See Exhibit 5.

Notes to Pro Forma Consolidated Financial Statements, page PF-4

Comment 50. Please revise pro forma adjustment C to record the assets acquired at their estimated fair value rather than book value. Please also tell us how your estimate of fair value was determined. Please refer to paragraph 35 of SFAS 141.

Response 50. The book value of the current assets and liabilities acquired approximated its fair market value. The net fixed assets acquired were largely purchased in 2004 and reflect market value. Our proposed revision to Pro Forma Adjustment C is presented below. See also Exhibit 5.

Proposed Revision 50.

C.      The estimated purchase price and preliminary adjustments to the value of LaPolla, as a result of the acquisition, are as follows:

Estimated Value of Cash and Common Stock Issued	$2,000,000
Value of Net Assets Acquired (*)	689,764
Total Estimated Goodwill	$1,310,236

(*) For the net current and fixed assets acquired from LaPolla, the book value approximated fair market value at acquisition.

Comment 51. We note that in the last note to the financial statements filed as exhibit 99.1 that the assets purchased include product formulations and customer lists. Please tell us what consideration you gave to the value of these and other identifiable intangible assets. Please refer to paragraph 39 of SFAS 141 and paragraphs A10 through A28 of Appendix A to SFAS 141.

Response 51. While we originally noted that the basic intangible assets acquired included, among other things, product formulations and customer lists, we did not quantify each separately, due to the inexact valuations and estimates that were not material to the total acquisition. We aggregated the total as part of goodwill.

We are hesitant to file any of our proposed amended filings (Exhibits 1 and 5) until we have satisfied your comments. Otherwise, if we do file the proposed amended filings and then you require additional amendments based on your review of our responses contained herein, we may end up defeating the mutual purpose we share in assisting shareholders in understanding our disclosures due to the number of filings that they will have to review to get a complete disclosure. We are prepared to file the proposed amended filings upon further instruction by you and we note that whatever instruction you may give us will not serve as your approval or disapproval of such disclosures.

Please be advised that we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns or wish to discuss any of the matters addressed herein or require clarification on anything whatsoever in whatever regard relating to this matter, please do not hesitate to contact me at your convenience.

Very truly yours,

IFT CORPORATION

/s/ Michael T. Adams, CEO

cc:	Sierchio Greco & Greco, LLP
Baum & Company, P.A.

Exhibit 1

Proposed Amended Form 10-K/A-2 for the Year Ended December 31, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A-2

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2004

Commission File No. 001-31354

IFT Corporation
(Exact name of Registrant as Specified in its Charter)

Delaware (State of Incorporation)	13-3545304 (I.R.S. Employer Identification No.)

718 South Military Trail Deerfield Beach, Florida (Address of Principal Executive Offices)	33442 (Zip Code)

(954) 428-7011
(Registrant’s Telephone Number)

Securities registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Name of Exchange on which Registered
Common Stock, $0.01 par value	American Stock Exchange

Securities registered pursuant to Section 12 (g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ྑ

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ྑ No ☑

The aggregate market value of the registrant’s common equity held by non-affiliates was approximately $12,115,585 on June 30, 2004, based upon the closing price on the American Stock Exchange on such date.

Common Stock outstanding as of March 22, 2005 — 50,196,219 shares.

DOCUMENTS INCORPORATED BY REFERENCE

None.

IFT CORPORATION
FORM 10-K/A-2
FOR THE YEAR ENDED DECEMBER 31, 2004
INDEX

		Page

PART II

Item 8	Financial Statements and Supplementary Data	3

PART IV
Item 15	Exhibits, Financial Statement Schedules	3

SIGNATURES		4

2

PART II

ITEMS AMENDED HEREBY

As used in this amended report, "IFT” and the "Company" or "Us" or "We" refer to IFT Corporation and its subsidiaries, unless the context otherwise requires. We are amending our Financial Statements presentation for the year ended December 31, 2004, to: (a) revise the Report of Independent Registered Accounting Firm to eliminate qualified language and reorder two paragraphs; (b) revise the Consolidated Balance Sheets to: (i) present the Reserve for Litigation line item consistently for all periods presented; and (ii) present the Due To Related Party line item under the Current Liabilities section; (c) revise the Consolidated Statements of Stockholders’ Equity to present three years instead of two; and (d) revise the Consolidated Statements of Cash Flows to present the discontinued operations consistently for all periods presented.

Item 8.	Financial Statements and Supplementary Data

The above mentioned amendments should be read in conjunction with the Consolidated Financial Statements and Accompanying Notes to Consolidated Financial Statements in Part II, Item 8 - Financial Statements and Supplementary Data, which are incorporated herein their entirety by this reference, included in our Form 10-K for the Year Ended December 31, 2004, filed electronically with the Securities and Exchange Commission (“SEC”) on March 30, 2005.

PART IV

Item 15.	Exhibits and Financial Statement Schedules

(a) 1.	Consolidated Financial Statements and Supplementary Data:

Index to Consolidated Financial Statements	F/A-1
Report of Independent Registered Public Accounting Firm	F/A-2
Consolidated Balance Sheets at December 31, 2004 and December 31, 2003	F/A-3
Consolidated Statements of Stockholders’ Equity for Each of the Years in the Three Year Period Ended December 31, 2004	F/A-4

(a) 2.	Financial Statement Schedules:

N/A

(a) 3.	Exhibits:

See Index of Exhibits below.

(b)	Item 601 Exhibits:

N/A

3

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	_______________	IFT CORPORATION

By:
Michael T. Adams
Chief Executive Officer

Date:	_______________	IFT CORPORATION

By:
C. David Stearnes
Chief Financial Officer

4

INDEX OF EXHIBITS

Exhibit No.	Description

31.1	Certification of Principal Executive Officer Required Under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer Required Under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

5

IFT CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED BALANCE SHEETS

Years Ended December 31, 2004 and 2003	F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003, and 2002	F-7

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2004, 2003 and 2002	F-10

F/A - 1

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive, Suite 209
Coral Springs, Florida 33071

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of the IFT Corporation:

We have audited the accompanying consolidated balance sheets of the IFT Corporation (f/k/a Urecoats Industries Inc.) and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2004, 2003, and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IFT Corporation and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years ended December 31, 2004, 2003 and 2002, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, the Company ceased amortization of goodwill as a result of the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” in 2002.

/s/ Baum & Company, P.A.

Coral Springs, Florida
March 18, 2005

F/A - 2

IFT CORPORATION
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2004	2003
Assets

Current Assets:
Cash	$24,903	$42,718
Accounts Receivable (net of allowance for doubtful accounts of $358,607)	630,408	438,822
Inventory (Note 4)	249,039	743,104
Prepaid Expenses and Other Current Assets	41,053	30,499
Total Current Assets	945,403	1,255,143
Machinery & Equipment, Net (Note 5)	287,784	600,414
Other Assets:
Intangibles, Net (Note 6)	774,000	774,000
Notes Receivable	---	22,693
Deposits and Other Non-Current Assets	56,471	46,946
Total Other Assets	830,470	843,639
Total Assets	$2,063,658	$2,699,196
Liabilities and Stockholders' Equity (Deficit)
Current Liabilities:
Accounts Payable and Accrued Expenses (Note 7)	$1,654,821	$3,380,797
Accounts Payable and Accrued Expenses - Discontinued Operations (Note 11)	663,601	---
Current Maturities of Long-Term Debt (Note 8)	24,582	42,080
Short-Term Notes and Loans Payable (Note 9)	719,070	797,047
Due to Related Party	5,670,000	60,000
Deferred Income (Note 9)	---	7,500
Total Current Liabilities	8,732,074	4,287,424

Long-Term Debt (Note 9)	14,243	52,349
Reserve for Litigation (Note 11)	540,000	929,091

Total Liabilities	9,286,317	5,268,864

Stockholders' Equity (Deficit):
Preferred Stock, $1.00 Par Value; 2,000,000 Shares Authorized, of which Designations: (Notes 11, 15, 17, 19)
Series A Convertible, 750,000 Shares Authorized; 62,500 Issued and Outstanding (Less Offering Costs of $7,465) at December 31, 2004 and 2003.	55,035	55,035
Series B Convertible, 500,000 Shares Authorized; 0 Issued and Outstanding, and Converted at December 31, 2004 and 2003, respectively	---	---
Series C Convertible, 750,000 Shares Authorized; -0- and 674,395 Issued and Outstanding at December 31, 2004 and 2003, respectively	---	673,145
Common Stock, $.01 Par Value; 60,000,000 Shares Authorized; 32,014,369 and 16,458,375 Issued and Outstanding as of December 31, 2004 and 2003, respectively	320,144	164,584
Additional Paid-In Capital	53,625,390	52,114,399
Accumulated (Deficit)	(61,223,228)	(55,576,831)

Total Stockholders' Equity (Deficit)	(7,222,659)	(2,569,668)

Total Liabilities and Stockholders' Equity (Deficit)	$2,063,658	$2,699,196

See accompanying notes to consolidated financial statements

F/A - 3

IFT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
Cash Flows From Operating Activities
Net Income (Loss):
Continuing Operations	$(5,646,396)	$(4,805,585)	$(6,430,366)
Discontinued Operations	$18,091	$(5,883,978)	$(4,174,109)
Adjustments to Reconcile Net (Loss) to Net Cash Provided
(Used) by Operating Activities:
Depreciation and Amortization	83,002	88,045	153,040
Impairment of Goodwill	---	837,011	---
Commitments and Contingencies	---	---	(600,622)
Disposition and Reduction in Value of Machinery and Equipment	18,568	613,390	217,787
Purchases of Inventory	---	640,688	---
Non-Cash Operating Activities:
Board of Director Fees	254,144	174,000	23,625
Interest		65,913	37,620
Legal Fees, Settlements and Other Services	(131,497)	6,000	54,750
Consultant Fees	75,500	---	160,575
Other Compensation	10,174	42,094	270,690
Changes in Assets and Liabilities:
Prepaid Expenses	(26,490)	110,423	57,281
Accounts and Loans Receivable	(175,650)	166,124	449,647
Inventory	494,065	325,943	(1,073,228)
Other Current Assets		1,484	(36,542)
Accounts Payable and Accrued Expenses	(1,221,882)	636,222	1,360,317
Deferred Income	(7,500)	7,500	70,000
Reserve for Litigation	540,000	---	---

Net Cash (Required) by Operating Activities	(5,715,871)	(6,974,726)	(9,459,535)

Cash Flows From Investing Activities
(Acquisition) of Machinery and Equipment	198,067	(85,947)	(794,632)
Disposition of Machinery and Equipment	2,100	---	---
(Acquisition) of Intangibles		(16,939)	(91,962)
(Additions) of Deposits and Other Non-Current Assets	13,169	27,857	(109,836)
Net Cash (Required) by Investing Activities	$213,336	$(75,029)	$(996,430)

See accompanying notes to consolidated financial statements

F/A - 4

IFT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

	Year Ended December 31,
	2004		2003	2002
Cash Flows From Financing Activities
Proceeds from the Issuance of Stock	$	---	$350,000	$6,223,000
Proceeds of Notes and Credit Lines		17,123	1,649,938	2,846,753
(Payment) of Notes and Credit Lines		(142,403)	(1,648,173)	(2,615,590)
Proceeds of Loans from Related Parties		5,610,000	6,610,000	3,875,000
Proceeds (Issuance) of Notes Receivable			89,187	(348,412)

Net Cash Provided by Financing Activities		5,484,720	7,050,953	9,980,751

Net Increase (Decrease) In Cash		(17,815)	1,198	(475,214)

Cash at Beginning of Year		42,718	41,520	519,225

Cash at End of Year		$24,903	$42,718	$44,011

Supplemental Disclosure of Cash Flow Information:
Cash Payments for Income Taxes		$-0-	$-0-	$-0-

Cash Payments for Interest		$89,024	$51,764	$26,193

Non-Cash Financing Activities:
Issuance of Stock:
Operating Activities		$208,321	$288,007	$547,260
Repayment of Debts		---	6,550,000	3,875,000
Payment of Preferred Stock Accrued Dividends		776,983	---	---

Total Non-Cash Financing Activities		$985,304	$6,838,007	$4,422,260

See accompanying notes to consolidated financial statements

F/A - 5

IFT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock Amounts
As of the Year Ended	Series A Shares (a)	Series B Shares	Series C Shares	Par Value $1.00

December 31, 2001	62,500	500,000	---	$555,035

Issuance of Common Stock	---	---	---	---
Issuance of Common Stock - Subscription	---	---	---	---
Issuance of Preferred Stock	---	---	423,281	423,281
Share Consolidation (1-for-10)	---	---	---	---
Conversion of Preferred Stock to Common Stock	---	---	(8,500)	(8,500)
Net (Loss)	---	---	---	---
Accrued Dividends on Preferred Stock and Other Adjustments	---	---	---	---

December 31, 2002	62,500	500,000	414,781	$969,816

Issuance of Common Stock	---	---	---	---
Issuance of Preferred Stock	---	---	264,614	264,614
Conversion of Preferred Stock to Common Stock	---	(500,000)	(6,250)	(506,250)
Net (Loss)	---	---	---	---
Accrued Dividends on Preferred Stock and Other Adjustments	---	---	---	---
Payment of Preferred Stock Accrued Dividends with Common Stock

December 31, 2003	62,500	---	673,145	$728,180
Issuance of Common Stock	---	---	---	---
Issuance of Preferred Stock	---	---	---	---
Conversion of Preferred Stock to Common Stock	---	---	(673,145)	(673,145)
Net (Loss)	---	---	---	---
Accrued Dividends on Preferred Stock and Other Adjustments	---	---	---	---
Payment of Preferred Stock Accrued Dividends with Common Stock	---	---	---	---

December 31, 2004	62,500	---	---	$55,035

See accompanying notes to consolidated financial statements

F/A - 6

IFT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(CONTINUED)

	Common Stock Amounts
As of the Year Ended	Shares	Par Value$.01	Additional Paid-In Capital

December 31, 2001	131,402,830	$1,314,028	$34,392,433

Issuance of Common Stock	869,521	8,695	1,071,559
Issuance of Common Stock - Subscription	---	---	---
Issuance of Preferred Stock	---	---	8,042,339
Share Consolidation (1-for-10)	(118,262,547)	(1,182,625)	1,182,625
Conversion of Preferred Stock to Common Stock	61,450	615	7,885
Net (Loss)	---	---	---
Accrued Dividend on Preferred Stock and Other Adjustments	---	---	---

December 31, 2002	14,071,254	$140,713	$44,696,841

Issuance of Common Stock	1,593,996	15,940	1,891,787
Issuance of Preferred Stock	---	---	5,027,666
Conversion of Preferred Stock to Common Stock	793,125	7,931	498,319
Net (Loss)	---	---	---
Accrued Dividend on Preferred Stock and Other Adjustments	---	---	(214)
Payment of Preferred Stock Accrued Dividends with Common Stock	---	---	---

December 31, 2003	16,458,375	$164,584	$52,114,399

Issuance of Common Stock	630,786	6,308	340,453
Issuance of Preferred Stock	---	---	---
Conversion of Preferred Stock to Common Stock	12,375,024	123,750	549,395
Net (Loss)	---	---	---
Accrued Dividend on Preferred Stock and Other Adjustments	(327,530)	(3,275)	(127,063)
Payment of Preferred Stock Accrued Dividends with Common Stock	2,877,714	28,777	748,206

December 31, 2004	32,014,369	$320,144	$53,625,390

See accompanying notes to consolidated financial statements

F/A - 7

IFT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(CONTINUED)

As of the Year Ended	Subscription Receivable		Accumulated (Deficit)	Total

December 31, 2001		$(1,200,000)	$(32,702,377)	$2,359,119

Issuance of Common Stock		---	---	1,080,254
Issuance of Common Stock - Subscription		1,200,000	---	1,200,000
Issuance of Preferred Stock		---	---	8,465,620
Share Consolidation (1-for-10)		---	---	---
Conversion of Preferred Stock to Common Stock		---	---	---
Net (Loss)		---	(10,843,735)	(10,843,735)
Accrued Dividend on Preferred Stock and Other Adjustments		---	(259,634)	(259,634)

December 31, 2002	$	---	$(43,805,746)	$2,001,624

Issuance of Common Stock		---	---	1,907,727
Issuance of Preferred Stock		---	---	5,292,280
Conversion of Preferred Stock to Common Stock		---	---	---
Net (Loss)		---	(11,273,084)	(11,273,084)
Accrued Dividend on Preferred Stock and Other Adjustments		---	(498,001)	(498,215)
Payment of Preferred Stock Accrued Dividends with Common Stock		---	---	---

December 31, 2003		---	(55,576,831)	(2,569,668)

Issuance of Common Stock		---	---	346,761
Issuance of Preferred Stock		---	---	---
Conversion of Preferred Stock to Common Stock		---	---	---
Net (Loss)		---	(5,646,396)	(5,646,396)
Accrued Dividend on Preferred Stock and Other Adjustments		---	---	(130,338)
Payment of Preferred Stock Accrued Dividends with Common Stock		---	---	776,983

December 31, 2004	$	---	$(61,223,227)	$(7,222,659)

See accompanying notes to consolidated financial statements

F/A - 8

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Michael T. Adams, Certify That:

1.    I have reviewed this annual report on Form 10-K/A-2 of the IFT Corporation;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.    The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)    Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)    Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	October __, 2005	IFT CORPORATION

By:
Michael T. Adams
Principal Executive Officer

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, C. David Stearnes, Certify That:

1.    I have reviewed this annual report on Form 10-K/A-2 of the IFT Corporation;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.    The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)    Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)    Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	October __, 2005	IFT CORPORATION

By:
C. David Stearnes
Principal Financial Officer

Exhibit 2

Rollforward of Machinery and Equipment Information

SEC Review Question Number 27.
Disposition of Machinery and Equipment in 2004

Brief Summary of Transaction:

During the 3rd Quarter of 2004, the company sold (disposed) of various SC Modular Displays - Add Ons for $2,100 in cash. The General Journal Entry made as a result of this sale is as follows:

Description of Accounts:	Debit	Credit

Fixed Assets: Displays		57,301.26	See Note 1:
Accum Depreciation: Displays	36,633.13		See Note 2:
Cash received for Displays	2,100.00
Loss on Sale of Displays	18,568.13

Total of Debits and Credits	57,301.26	57,301.26

IFT Corporation's Fixed Asset Schedule Breakdown of Modular Displays Sold

					Note 1:
	Date				Fixed Assets
		Placed In	Depreciation		Balance			Balance
Description	Acquired	Service	Period	Method	6/30/2004	Additions	Disposal	9/30/04
Displays
SD Modular Displays-Add-Ons	01/23/02	01/23/02	3	SL	14,429.19	-	(14,429.19)	-
SD Modular Displays-Add-Ons	04/02/02	04/02/02	3	SL	1,287.00	-	(1,287.00)	-
SD Modular Displays-Add-Ons	07/10/02	07/10/02	3	SL	1,993.86	-	(1,993.86)	-
SD Modular Displays-Add-Ons	07/19/02	07/19/02	3	SL	6,830.64	-	(6,830.64)	-
SD Modular Displays-Add-Ons	07/23/02	07/23/02	3	SL	10,091.54	-	(10,091.54)	-
SD Modular Displays-Add-Ons	08/09/02	08/09/02	3	SL	2,014.00	-	(2,014.00)	-
SD Modular Displays-Add-Ons	09/01/02	09/01/02	3	SL	5,152.66	-	(5,152.66)	-
SD Modular Displays-Add-Ons	04/01/02	04/01/02	3	SL	3,826.39	-	(3,826.39)	-
SD Modular Displays-Add-Ons	05/01/02	05/01/02	3	SL	7,070.18	-	(7,070.18)	-
SD Modular Displays-Add-Ons	09/01/02	09/01/02	3	SL	4,605.80	-	(4,605.80)	-

					57,301.26	-	(57,301.26)	-

Note 2:
Accumulated Depreciation
Balance 06/30/04	Additions	Disposal	Balance 09/30/04

12,024.32	-	(12,024.32)	-
965.25	-	(965.25)	-
1,273.87	-	(1,273.87)	-
4,364.02	-	(4,364.02)	-
6,447.37	-	(6,447.37)	-
1,230.77	-	(1,230.77)	-
2,576.33	-	(2,576.33)	-
1,913.20	-	(1,913.20)	-
3,535.09	-	(3,535.09)	-
2,302.91	-	(2,302.91)	-

36,633.13	-	(36,633.13)	-

IFT Corporation
Consolidated Fixed Asset Breakdown
SEC Review Question Number 27.
As of December 31, 2004

		2003			2004
		12/31/2003	12/31/2003	12/31/2003	12/31/2004	12/31/2004	12/31/2004
IFT Corp - Consolidated	(A+B+C)	Fixed	Accum	Net Book	Fixed	Accum	Net Book
		Asset	Deprec	Value	Asset	Deprec	Value
Recap Of Fixed Assets:		___________	___________	___________	___________	___________	___________
Office Furniture & Equipment		106,152.67	-39,339.05	66,813.62	70,195.57	-44,849.64	25,345.93
Computers/Software		161,245.36	-77,399.00	83,846.36	192,283.83	-106,531.81	85,752.02
Displays	Note 1	121,778.56	-70,992.63	50,785.93	0.00	0.00	0.00
Vehicles		249,271.94	-168,613.90	80,658.04	137,821.65	-93,456.58	44,365.07
Machinery & Equipment	Note 1	107,927.90	-5,236.57	102,691.33	133,273.28	-952.20	132,321.08
Leasehold Improvements		388,477.80	-172,858.52	215,619.28	62,277.50	-62,277.50	0.00

Totals as of 12-31-04		1,134,854.23	-534,439.67	600,414.56	595,851.83	-308,067.73	287,784.10

IFT Corporation	(A)	Fixed	Accum	Net Book	Fixed	Accum	Net Book
		Asset	Deprec	Value	Asset	Deprec	Value
Recap Of Fixed Assets:		___________	___________	___________	___________	___________	___________
Office Furniture & Equipment		65,589.87	-32,368.19	33,221.68	65,589.87	-44,005.26	21,584.61
Computers/Software		155,434.44	-74,571.11	80,863.33	183,069.89	-106,531.81	76,538.08
Leasehold Improvements		119,578.76	-70,331.17	49,247.59	62,277.50	-62,277.50	0.00
Vehicles		0.00	0.00	0.00	120,604.80	-91,969.70	28,635.10

Totals as of 12-31-04		340,603.07	-177,270.47	163,332.60	431,542.06	-304,784.27	126,757.79

Infiniti Products, Inc.	(B)	Fixed	Accum	Net Book	Fixed	Accum	Net Book
		Asset	Deprec	Value	Asset	Deprec	Value
Recap Of Fixed Assets:		___________	___________	___________	___________	___________	___________
Office Furniture & Equipment		0.00	0.00	0.00	4,605.70	-844.38	3,761.32
Computers/Software		0.00	0.00	0.00	9,213.94	0.00	9,213.94
Vehicles		0.00	0.00	0.00	17,216.85	-1,486.88	15,729.97
Machinery & Equipment		0.00	0.00	0.00	133,273.28	-952.20	132,321.08

Totals as of 12-31-04		0.00	0.00	0.00	164,309.77	-3,283.46	161,026.31

RSM Technologies, Inc.	(C)	Fixed	Accum	Net Book	Fixed	Accum	Net Book
		Asset	Deprec	Value	Asset	Deprec	Value
Recap Of Fixed Assets:		___________	___________	___________	___________	___________	___________
Machinery & Equipment		107,927.90	-5,236.57	102,691.33	0.00	0.00	0.00
Office Furniture & Equipment		40,562.80	-6,970.86	33,591.94	0.00	0.00	0.00
Computers/Software		5,810.92	-2,827.89	2,983.03	0.00	0.00	0.00
Leasehold Improvements		388,477.80	-172,858.52	215,619.28	0.00	0.00	0.00
Displays		2,199.80	-661.46	1,538.34	0.00	0.00	0.00
Vehicles		249,271.94	-168,613.90	80,658.04	0.00	0.00	0.00

Totals as of 12-31-04		794,251.16	-357,169.20	437,081.96	0.00	0.00	0.00

Note: 2004 Roll Forwards for IFT, Infiniti, and RSM are on the next page by Quarter
Note 1: Machinery & Equipment and Displays were lumped together on the SEC 10-K Report

Rollforwards for IFT Corporation, Infiniti Products, Inc., and RSM Technologies, Inc.
For the Year Ended 12-31-04
SEC Review Question Number 27.

	IFT Corporation Roll Forward
		1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
	12/31/2003	NBV	NBV	NBV	NBV	12/31/2004
	Net Book	Net Book	Net Book	Net Book	Net Book	Net Book
IFT Corporation	Value	Value	Value	Value	Value	Value
Office Furniture & Equipment	33,221.68	31,013.71	28,100.75	25,397.37	21,584.61	21,584.61
Computers/Software	80,863.33	73,015.43	91,876.45	85,001.13	76,538.08	76,538.08
Leasehold Improvements	49,247.59	39,282.69	29,317.79	3,459.84	(0.00)	(0.00)
Vehicles	0.00	0.00	0.00	36,176.67	28,635.10	28,635.10

Totals	163,332.60	143,311.83	149,294.99	150,035.01	126,757.79	126,757.79

	12/31/2003					12/31/2004
IFT Corporation	Fixed	Change in	Change in	Change in	Change in	Fixed
	Assets	Assets	Assets	Assets	Assets	Assets
Recap Of Fixed Assets:
Office Furniture & Equipment	65,589.87	0.00	0.00	0.00	0.00	65,589.87
Computers/Software	155,434.44	0.00	26,570.45	1,065.00	0.00	183,069.89
Leasehold Improvements	119,578.76	0.00	0.00	(57,301.26)	0.00	62,277.50
Vehicles	0.00	0.00	0.00	120,604.80	0.00	120,604.80

Totals	340,603.07	0.00	26,570.45	64,368.54	0.00	431,542.06

	12/31/2003					12/31/2004
IFT Corporation	Accum	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Accum
	Deprec	Deprec	Deprec	Deprec	Deprec	Deprec
Recap Of Fixed Assets:
Office Furniture & Equipment	32,368.19	2,207.97	2,912.96	2,703.38	3,812.76	44,005.26
Computers/Software	74,571.11	7,847.90	7,709.43	7,940.32	8,463.05	106,531.81
Leasehold Improvements	70,331.17	9,964.90	9,964.90	(31,443.31)	3,459.84	62,277.50
Vehicles	0.00	0.00	0.00	84,428.13	7,541.57	91,969.70

Totals	177,270.47	20,020.77	20,587.29	63,628.52	23,277.22	304,784.27

	RSM Technologies, Inc. Roll Forward
		1st Qtr	2nd Qtr	3rd Qtr	Disc Ops
	12/31/2003	NBV	NBV	NBV	9/30/2005	12/31/2004
	Net Book	Net Book	Net Book	Net Book	Net Book	Net Book
RSM Technologies, Inc.	Value	Value	Value	Value	Value	Value
Machinery & Equipment	102,691.33	107,680.62	126,424.38	110,272.00	-	-
Office Furniture & Equipment	33,591.94	32,143.27	30,694.60	29,245.93	-	-
Computers/Software	2,983.03	2,498.79	2,014.55	1,530.31	-	-
Leasehold Improvements	215,619.28	191,520.79	174,043.01	143,535.87	-	-
Displays	1,538.34	1,428.10	1,317.86	-	-	-
Vehicles	80,658.04	61,354.18	51,113.82	6,486.99	-	-

Totals	437,081.96	396,625.75	385,608.22	291,071.10	(291,071.10)	-

This remaining amount of $291,071.10 was written off to Discontinued Ops-Gain(Loss) On Sale on 9-30-04 and did not exist as of 12-31-04. The change in assets as of 9-30-04 are shown in the Discontinued Operations Column

	12/31/2003					12/31/2004
RSM Technologies, Inc.	Fixed	Change in	Change in	Change in	Change in	Fixed
	Assets	Assets	Assets	Assets	Assets	Assets
Recap Of Fixed Assets:
Machinery & Equipment	107,927.90	6,685.53	20,660.80	-19,739.80	-115,534.43	0.00
Office Furniture & Equipment	40,562.80	0.00			-40,562.80	0.00
Computers/Software	5,810.92	0.00			-5,810.92	0.00
Leasehold Improvements	388,477.80	5,167.50	12,218.84	-14,432.24	(391,431.90)	0.00
Displays	2,199.80	0.00		-2,199.80		0.00
Vehicles	249,271.94	-38,849.10		-142,295.54	(68,127.30)	0.00

Totals	794,251.16	-26,996.07	32,879.64	-178,667.38	-621,467.35	0.00

	12/31/2003					12/31/2004
RSM Technologies, Inc.	Accum	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Accum
	Deprec	Deprec	Deprec	Deprec	Deprec	Deprec
Recap Of Fixed Assets:
Machinery & Equipment	5,236.57	1,696.24	1,917.04	-3,587.42	-5,262.43	0.00
Office Furniture & Equipment	6,970.86	1,448.67	1,448.67	1,448.67	-11,316.87	0.00
Computers/Software	2,827.89	484.24	484.24	484.24	-4,280.61	0.00
Leasehold Improvements	172,858.52	29,265.99	29,696.62	16,074.90	-247,896.03	0.00
Displays	661.46	110.24	110.24	-881.94		0.00
Vehicles	168,613.90	-19,545.24	10,240.36	-97,668.71	-61,640.31	0.00

Totals	357,169.20	13,460.14	43,897.17	-84,130.26	-330,396.25	0.00

	Infiniti Products, Inc. Roll Forward
		1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
	12/31/2003	NBV	NBV	NBV	NBV	12/31/2004
	Net Book	Net Book	Net Book	Net Book	Net Book	Net Book
Infiniti Products, Inc.	Value	Value	Value	Value	Value	Value

Office Furniture & Equipment	0.00	4,496.04	4,145.13	3,914.85	3,761.32	3,761.32
Computers/Software	0.00	0.00	0.00	8,500.00	9,213.94	9,213.94
Machinery & Equipment	0.00	11,295.00	40,834.50	115,516.26	132,321.08	132,321.08
Vehicles	0.00	6,959.62	6,599.64	6,239.66	15,729.97	15,729.97

Totals	0.00	22,750.66	51,579.27	134,170.77	161,026.31	161,026.31

	12/31/2003					12/31/2004
Infiniti Products, Inc.	Fixed	Change in	Change in	Change in	Change in	Fixed
	Assets	Assets	Assets	Assets	Assets	Assets
Recap Of Fixed Assets:
Office Furniture & Equipment	0.00	4,605.70	0.00	0.00	0.00	4,605.70
Computers/Software	0.00	0.00	0.00	8,500.00	713.94	9,213.94
Machinery & Equipment	0.00	11,295.00	29,539.50	74,681.76	17,757.02	133,273.28
Vehicles	0.00	7,199.61	0.00	0.00	10,017.24	17,216.85

Totals	0.00	23,100.31	29,539.50	83,181.76	28,488.20	164,309.77

	12/31/2003					12/31/2004
Infiniti Products, Inc.	Accum	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Accum
	Deprec	Deprec	Deprec	Deprec	Deprec	Deprec
Recap Of Fixed Assets:
Office Furniture & Equipment	0.00	109.66	350.91	230.28	153.53	844.38
Computers/Software	0.00	0.00	0.00	0.00	0.00	0.00
Machinery & Equipment	0.00	0.00	0.00	0.00	952.20	952.20
Vehicles	0.00	239.99	359.98	359.98	526.93	1,486.88

Totals	0.00	349.65	710.89	590.26	1,632.66	3,283.46

Note: Machinery & Equipment added in 1st, 2nd, & 3rd Qtrs were not yet placed into service, hence, no depreciation

Exhibit 3

Certificate of Ownership Merging LaPolla Industries, Inc. into IFT Corporation

CERTIFICATE OF OWNERSHIP

MERGING

LAPOLLA INDUSTRIES, INC.

INTO

IFT CORPORATION

(PURSUANT TO SECTION 253 OF THE
GENERAL CORPORATION LAW OF DELAWARE)

IFT Corporation, a corporation incorporated on the 20th day of October, 1989, pursuant to the provisions of the General Corporation Law of the State of Delaware does hereby certify that this corporation owns all the capital stock of LaPolla Industries, Inc., a corporation incorporated under the laws of the State of Arizona, and that this corporation, by a unanimous consent and resolution of its board of directors dated September 30, 2005 determined to and did merge into itself said LaPolla Industries, Inc. which resolution is in the following words to wit:

WHEREAS this corporation lawfully owns all the outstanding Common Capital Stock of LaPolla Industries, Inc., a corporation organized and existing under the laws of the State of Arizona; and

WHEREAS this corporation desires to merge into itself the said LaPolla Industries, Inc. and to be possessed of all the estate, property, rights, privileges and franchises of said corporation.

NOW, THEREFORE, BE IT RESOLVED, that effective October 1, 2005 this corporation merge into itself, and it does hereby merge into itself said LaPolla Industries, Inc. and assumes all of its liabilities and obligations, and

FURTHER RESOLVED, that the chief executive officer, president or vice-president, and the secretary or treasurer of this corporation be and they hereby are directed to make and execute, under the corporate seal of this corporation, a certificate of ownership setting forth a copy of the resolution, to merge said LaPolla Industries, Inc. and assume its liabilities and obligations, and the date of adoption thereof, and to file the same in the office of the Secretary of the State of Delaware, and a certified copy thereof in the office of the Recorder of Deeds of Newcastle County; and

FURTHER RESOLVED, that the officers of this corporation be and they hereby are authorized and directed to do all acts and things whatsoever, whether within or without the State of Delaware; which may be in anywise necessary or proper to effect said merger.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by its authorized officer, the 30th day of September 2005.

State of Delaware	/s/ Michael T. Adams, CEO
Secretary of State
Division of Corporations	By: Michael T. Adams
Delivered 01:42 PM 09/30/2005	Its: Chief Executive Officer
FILED 01:42 pm 09/30/2005
SRV 050803557 - 2211104 FILE

Exhibit 4

Organizational Chart

Exhibit 5

Proposed Amended Form 8-K/A-2 for the Current Report dated February 11, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A-2

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 11, 2005

IFT CORPORATION
(Exact name of Registrant as Specified in its Charter)

Delaware	001-31354	13-3545304
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Quorum Business Center, 718 South Military Trail, Deerfield Beach, FL 33442
(Address of Principal Executive Offices and Zip Code)

(954) 428-7011
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

IFT CORPORATION
FORM 8-K/A-2
FEBRUARY 11, 2005

2

ITEMS AMENDED HEREBY

As used in this amended report, "IFT” and the "Company" or "Us" or "We" refer to IFT Corporation and its subsidiaries, unless the context otherwise requires. We are amending our Pro Forma Financial Information with respect to our acquisition of LaPolla Industries, Inc. (“LaPolla”) on February 11, 2005, to: (a) make it clear that the unaudited pro forma consolidated balance sheets is as of December 31, 2004; (b) eliminate the deferred tax asset from the presentation; (c) eliminate the acquisition of LaPolla’s accumulated deficit from the presentation; (d) make it clear that the unaudited pro forma consolidated statement of operations reflects the transaction as if it occurred on January 1, 2004; (e) eliminate discontinued operations from the presentation; and (f) consistently present interest expense in the interest expense line item in the presentation.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01  Financial Statements and Exhibits

(a)	Financial Statements of Business Acquired

The following financial statements are included herein under Item 9.01(a):

N/A

(b)	Pro Forma Financial Information

The following pro forma financial information is included herein under Item 9.01(b):

-	Unaudited Pro Forma Consolidated Financial Information	PF/A-1
-	Unaudited Pro Forma Consolidated Balance Sheets	PF/A-2
-	Unaudited Pro Forma Consolidated Statements of Operations	PF/A-3
-	Notes to Unaudited Pro Forma Consolidated Financial Information	PF/A-4

(c)	Exhibits

See Exhibit Index.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	IFT CORPORATION

Michael T. Adams
Chief Executive Officer

4

INDEX OF EXHIBITS

Exhibit Number	Description

99.2/A	Unaudited Pro Forma Consolidated Financial Information for IFT Corporation and LaPolla Industries, Inc.

5

Exhibit 99.2/A

UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL INFORMATION

FOR

IFT CORPORATION AND SUBSIDIARIES

AND

LAPOLLA INDUSTRIES, INC.

IFT CORPORATION AND SUBSIDIARIES
AND LAPOLLA INDUSTRIES, INC.
INDEX TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

Page

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	PF/A-1

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS	PF/A-2

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS	PF/A-3

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	PF/A-4

i

IFT CORPORATION AND SUBSIDIARIES
AND LAPOLLA INDUSTRIES, INC.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On January 25, 2005, IFT Corporation entered into a Stock Purchase Agreement with LaPolla Industries, Inc. (“LaPolla”), a privately held Arizona corporation and Billi Jo Hagan, Trustee of the Billi Jo Hagan Trust dated October 6, 2003, wherein IFT Corporation agreed to pay $2 Million in cash and shares in exchange for 100% of the issued and outstanding capital stock of LaPolla. On February 11, 2005, the parties entered into an Amendment to Stock Purchase Agreement and Closing Statement to close the transaction. The acquisition of LaPolla was accounted for using the purchase method of accounting. LaPolla is located in Tempe, Arizona and has 10 employees. LaPolla has provided quality products and roofing solutions to contractors, building owners and design professionals in the Southwestern United States for over 20 years.

The following unaudited pro forma consolidated balance sheets are based on the historical financial statements of IFT Corporation and its subsidiaries (“IFT”) as of December 31, 2004 and LaPolla as of October 31, 2004, after giving effect to IFT’s acquisition of LaPolla, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma consolidated financial statements, as if it occurred on December 31, 2004.

The unaudited pro forma consolidated statements of operations of IFT and LaPolla for the years ended December 31, 2004 and October 31, 2004, respectively, are presented as if the acquisition had taken place on January 1, 2004.

The column headed "LaPolla Industries" in the unaudited pro forma statement of operations gives effect to the revenues and expenses of the acquisition for the periods being reported, and was not included in our historical financial statements.

The pro forma financial data are based upon assumptions and include adjustments as explained in the notes to the unaudited pro forma financial statements, and the actual recording of the transactions could differ. The unaudited pro forma financial data are not intended to represent or be indicative of the consolidated results of operations or financial position of IFT that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations of IFT.

The unaudited pro forma financial data have been included as required by the rules of the Securities and Exchange Commission and are provided for comparative purposes only. The unaudited pro forma financial data presented are based upon the historical consolidated financial statements of IFT and LaPolla and should be read in conjunction with the historical consolidated financial statements and accompanying notes of IFT included in its annual reports on Form 10-K and quarterly reports on Form 10-Q.

PF/A-1

IFT CORPORATION AND SUBSIDIARIES
AND LAPOLLA INDUSTRIES, INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS

			Pro Forma Adjustments
	IFT Corporation December 31, 2004	LaPolla Industries October 31, 2004	Net Assets Not Acquired		Acquisition Funding/ Adjustments		Pro Forma Consolidated
ASSETS
CURRENT ASSETS
Cash	$24,903	$-	$-		$-		$24,903
Accounts Receivable	630,408	1,334,326	-		-		1,964,734
Inventory	249,039	294,415	-		-		543,454
Deferred Tax Benefit	-	60,000	-		(60,000	)(E)	-
Prepaid Expenses and Other Current Assets	41,053	25,353	-		-		66,406
Total Current Assets	945,403	1,714,094	-		-		2,599,497

PROPERTY AND EQUIPMENT
Land	-	92,169	(92,169	)(A)	-		-
Building and Improvements	-	424,719	(424,719	)(A)			-
Machinery and Equipment	595,852	171,394	(48,581	)(A)	-		718,665
Less: Accumulated Depreciation	(308,068)	(149,600)	64,429	)(A)	-		(393,239)
Net Property and Equipment	287,784	538,682	(501,040)		-		325,426

OTHER ASSETS
Intangibles	774,000	-	-		-		774,000
Acquisition Goodwill	-	-	-		1,310,236	(C)	1,310,236
Deposits and Other Non-Current Assets	56,471	-	-		-		56,471
Total Other Assets	830,471	-	-		1,310,236		2,140,707

Total Assets	$2,063,658	$2,252,776	$(501,040)		$1,250,236		$5,065,630

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Notes Payable-Current Portion	$743,652	$511,225	$(511,225	)(A)	$-		$743,652
Bank Overdraft	-	84,633	-		-		84,633
Loans from Related Parties	5,670,000	244,989	(244,989	)(A)	2,000,000	(B)	7,670,000
Accounts Payable and Accrued Expenses	1,654,821	977,339	-				2,632,160
Accounts Payable and Accrued Expenses - Discontinued Operations	663,601	-	-		-		663,601
Total Current Liabilities	8,732,074	1,818,186	(756,214)		2,000,000		11,794,046

LONG TERM LIABILITIES
Notes Payable-Net of Current Portion	14,243	-	-		-		14,243
Litigation Reserve	540,000	-	-		-		540,000
Total Long Term Liabilities	554,243	-	-		-		554,243
Total Liabilities	9,286,317	1,818,186	(756,214)		2,000,000		12,348,289

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock, $1.00 Par Value:
Series A Convertible	55,035	-	-		-		55,035
Common Stock, $.01 Par Value	320,144	91,563	-		(91,563	)(D)	320,144
Additional Paid In Capital	53,625,390	-	255,174	(D)	(315,174	)(D)(E)	53,565,390
Retained Earnings (Deficit)	(61,223,228)	343,027	-		(343,027	)(D)	(61,223,228)
Total Stockholders' (Deficit) Equity	(7,222,659)	434,590	255,174		(749,764)		(7,282,659)

Total Liabilities and Stockholders' Equity	$2,063,658	$2,252,776	$(501,040)		$1,250,236		$5,065,630

The accompanying notes are an integral part of the financial statements.

PF/A-2

IFT CORPORATION AND SUBSIDIARIES
AND LAPOLLA INDUSTRIES, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

	IFT Corporation Year Ending December 31, 2004	LaPolla Industries Year Ending October 31, 2004	Pro Forma Expenses		Pro Forma Income (Loss)
REVENUE	$2,564,163	$7,797,765	$-		$10,361,928

COST OF GOODS SOLD	1,991,350	6,667,172	-		8,658,523

Gross Profit	572,813	1,130,593	-		1,703,405

OPERATING EXPENSES	2,704,531	1,379,514	90,889	(G)	4,174,934

Net Income (Loss) before Other Income (Expenses) and Provision for Income Taxes	(2,131,719)	(248,921)	(90,889)		(2,471,529)

OTHER INCOME (EXPENSE)
Customer Finance Charges	-	107,445	-		107,445
Interest Income	-	1,157	-		1,157
Interest (Expense)	(391,912)	(33,831)	(180,000	)(F)	(605,743)
Total Other Income (Expense)	(391,912)	74,771	(180,000)		(497,141)

Net Income (Loss) before Provision for Income Taxes	(2,523,631)	(174,150)	(270,889)		(2,968,670)

Provision (Benefit) for Income Taxes	-	(60,000)	60,000	(H)	-

Net Income (Loss) - Continuing Operations	$(2,523,631)	$(114,150)	$(210,889		$(2,848,670)

Net (Loss) Per Share-Basic and Diluted-Continuing Operations	$(0.087)				$(0.099)

Weighted Average Shares Outstanding	28,866,604				28,866,604

The accompanying notes are an integral part of the financial statements.

PF/A-3

IFT CORPORATION AND SUBSIDIARIES
AND LAPOLLA INDUSTRIES, INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On February 11, 2005, IFT completed the acquisition of LaPolla Industries, Inc. (“LaPolla”), a manufacturer of acrylic roof coatings and sealers, and provider of polyurethane foam systems to the industrial/commercial construction industries. Under the terms of the agreement, the purchase price paid at closing for LaPolla was $2 Million in cash and a nominal number of shares of restricted common stock. The acquisition of LaPolla was accounted for using the purchase method of accounting. The acquisition of LaPolla was a strategic opportunity for IFT to become an industry leader in the roof coating industry. The transaction was funded through borrowings from our Chairman of the Board, Richard J. Kurtz.

Assumptions underlying the pro forma adjustments necessary to present this pro forma information are described in notes herein. Discontinued operations and the related (loss) per share data have been excluded from the presentation of the unaudited pro forma consolidated statements of operations.

The following pro forma adjustments are included in the unaudited pro forma consolidated balance sheets:

A.    Assets and liabilities retained by shareholder, not transferred.

B.    $2 Million loan from related party, at 9% per annum, to purchase LaPolla.

C.    The estimated purchase price and preliminary adjustments to the value of LaPolla, as a result of the acquisition, are as follows:

Estimated Value of Cash and Common Stock Issued	$2,000,000
Value of Net Assets Acquired (*)	689,764
Total Estimated Goodwill	$1,310,236

(*)    For the net current and fixed assets acquired from LaPolla, the book value approximated fair market value at acquisition.

D.    Acquisition equity eliminations.

E.    Elimination of deferred tax benefit of acquired company.

The following pro forma adjustments are included in the unaudited pro forma consolidated statement of operations:

F.    Interest on $2,000,000 acquisition debt at 9%.

G.    New annual rent expense $100,692, net of depreciation of $9,803 on assets not acquired.

H.    Elimination of deferred tax benefit of acquired company.

PF/A-4